FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 23, 2007 announcing that Registrant’s SkyAbis CDMA2000 will provide the satellite backhaul for the network of a leading African telecommunications operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated January 23, 2007

Gilat’s SkyAbis CDMA2000 chosen by leading African telecommunications operator

SkyAbis for CDMA networks is an expansion of Gilat’s satellite cellular backhaul solution

Petah Tikva, Israel, January 23, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that its SkyAbis CDMA2000 will provide the satellite backhaul for the network of a leading African telecommunications operator. The operator plans to install more than 150,000 fixed phone lines overall, based on a variety of backhaul technologies.

Gilat’s SkyAbis CDMA 2000 features traffic optimization and dynamic bandwidth allocation enabling low-cost of ownership for CDMA network operators. CDMA technology is an economical solution for fixed-line telephony in rural and remote regions. When integrated with Gilat’s satellite backhaul, cost-effective and rapid deployment of lines can be achieved to cover additional regions.

“Our cellular backhaul solutions which include the SkyAbis CDMA2000 and SkyAbis GSM enable CDMA and GSM network operators to seamlessly and cost-effectively expand their networks and service offerings,” said Tal Meirzon, Gilat Network Systems vice president of marketing and business development. “This new deployment reflects our ability to cater to the demands of these different types of operators and networks”.

Gilat’s SkyAbis2000 and SkyAbis GSM are integral parts of the SkyEdge multi-service platform.

SkyAbis GSM has been chosen by operators worldwide to provide backhaul services for mobile network operators. The solution has also passed interoperability testing with multiple infrastructure vendors. Additional contracts for Gilat’s SkyAbis GSM have recently been awarded in Latin America and Africa. In these cases, the operators have expanded their service offering with cellular backhaul, based on the existing SkyEdge platform.

Gilat’s SkyEdge is a satellite communications platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents.  Gilat’s headquarters is located in Petah Tikva, Israel.  The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway.  In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com